Exhibit 99.3

O N T H E R I G H T P A T H
2019 ANNUAL REVIEW
For the year ended January 31, 2019
BRP

YELLOW-
B L O O D E D P E O P L E
For us, the world is one big opportunity, filled with possibility. There are no boundaries to the road we travel or to our ambitions. Exploring gives us new vantage points. Connecting with our passionate community drives us to find new ways of doing things. We’re not afraid to measure ourselves against others and take the lead, in both work and play.

OUR V A L U E S
They make our culture unique, inform how we act, and drive what we make.
PASSION, to keep moving – Passion informs everything we do and is an integral part of every value we have. If it’s not done with passion, it’s not BRP. It’s passion you can feel.
DRIVE, to deliver on our commitments – We say what we do. We do what we say. No excuses. Only sheer determination. Relentless drive and love of the ride push us ahead. While we live for the ride, we always arrive at destination.
INGENUITY, to defy conventions – We’re not afraid to see things differently. Constant curiosity makes us the first to uncover new solutions. We question. We innovate. We progress. Relentlessly.
TRUST, to build strong partnerships – We take care of our people like family. We act with integrity. People can count on us like we count on them. It’s that simple.

O N T H E R I G H T P A T H
Letter to shareholders for the year ended January 31, 2019 – José Boisjoli
FY2019 was an exceptional year in every respect, with strong financial results and record revenues once again. For the third straight year, we significantly outpaced the industry and introduced new products to an eager market. Four years ago, we set out on an ambitious journey to reach the $6 billion revenue1 mark and $3.501,2 diluted normalized earnings per share by fiscal year 2021. With only two years to go, our steady positive performance and solid progress on our strategic priorities of Growth, Agility and Lean enterprise have shown that we are, without a doubt, on the right path.
GROWTH
Our strong performance is the result of our ability to create market-shaping products. This past year, we maintained our high pace of innovation, and have no intention of slowing down. We again introduced new products to all our lineups, diversifying and expanding to meet the needs and desires of more and more consumers. “Adventure by design” is not just a slogan, it is our promise to our customers and our employees. As our newly expressed brand purpose has been rolled out over the past year, we have seen our employees motivated with more drive than ever to deliver on this promise and ensure our continued growth.
1 See forward-looking information on p. 23
2 See Non-IFRS measures on p. 22-23

In snowmobiles, we continued to expand the Gen4 platform for Ski-Doo and Lynx. The revolutionary FishPro for anglers aims to expand the PWC market for Sea-Doo, as does the Can-Am Ryker, for three-wheeled vehicles, giving the market a taste of what is to come with its multitude of customization options in the most accessible package. In off-road vehicles, we delivered on our commitment to introduce a new side-by-side platform every six months with the launch of the Can-Am Maverick Sport and the Maverick Sport Max, each targeting specific passions. Our parts, accessories and clothing (PAC) program, as well as our design program have hit a new peak, allowing us to continue to add value to our principal products. We introduced over 450 new accessories to complement our different product lines and improve the riding experience of our consumers last year. For example, we set a new standard in performance and functionality with the Oxygen helmet for Ski-Doo, and introduced a host of attachable accessories with the LinQ system that can be used across all powersports product lines.
We also further extended our product lines this year when we acquired Alumacraft Boat in June. The Marine Group was thus created, alongside the Powersports Group that had been established in February. Evinrude and Alumacraft were joined by Manitou pontoon boats in August, creating a solid offering and foundation to expand into new markets with the objective of transforming the marine industry as we have done for powersports. This ongoing and relentless rhythm continues to gain the interest of consumers, and our focus on offering the best value proposition for our dealers has garnered excellent support from our network. Our product portfolio continued to experience strong consumer demand globally, driving retail growth of 9% in North America, 18% in Latin America, 6% in EMEA and 12% in Asia-Pacific, despite economic weakness in certain regions of the world, such as the Middle East and countries like Argentina and China. And opportunities remain to further capture market share. Last year, for example, we opened our sales office in Russia as a hub for our direct distribution and expansion of our presence.
AGILITY
Our high pace of product innovation is also made possible by our modular product design approach, extended to all our product lines. As our SSV lineup has expanded, sales have grown, and we instituted a plan to double our production capacity at Juárez 2. Phase 1 was completed during FY2019, giving us 30% more capacity, and phase 2 is on track to be delivered in FY2020, giving us an additional 50%. After also adding capacity in Querétaro, we invested in a press for manufacturing our hulls and decks, allowing us to be more nimble and respond more rapidly to market demand.
LEAN
In August, we inaugurated our new modernized manufacturing facility in Valcourt, streamlining production from two assembly lines, one each for the Can-Am Spyder and the Ski-Doo, to a single ultramodern and flexible line for both products. We increased efficiency and flexibility for innovation and for engineering, and optimized manufacturing infrastructure and logistics. BRP’s transformation will lead to a truly digital enterprise, providing state-of-the-art processes and tools. It will give our customers a premium experience at all levels, from ideation to delivery, to absolute loyalty, and will enable our employees to easily and efficiently support that experience.
CORPORATE SOCIAL RESPONSIBILITY
Our innovative, agile and lean approach has a knock-on effect on our corporate social responsibility (CSR). The Can-Am Ryker is our first vehicle developed with an eco design concept. Our studies covered the product’s overall lifecycle, and this resulted in a vehicle with increased recyclability and significant weight reduction when compared to the Can-Am Spyder F3 and RT.
CSR is everyone’s responsibility, and our employees are particularly dedicated. Thanks to everyone’s hard work, we are proud to say we have already reached a good number of our 2020 goals related to donations and social contributions, energy and waste management. We are making good progress on others, with a 15% improvement overall in health and safety incident rates compared to the previous year, and several facilities received awards for sustainability, some for the second or third year in a row.
FINALLY…
In FY2019, we improved our financial flexibility in a number of ways. We increased our Term Loan facility by US$111 million, our revolving credit facilities by CA$100 million, and obtained an almost two-year extension in the maturity of these facilities as well as a reduction in their pricing. Following the year-end, we further increased our revolving credit facilities by CA$125 million, extending its maturity by another year and further improving the pricing grid. In September of last year, we added the Nasdaq to our Toronto Stock Exchange listing, under the ticker “DOOO”.
We also grew our workforce, reaching 12,500 employees across the globe. As I have said before, what gives us the greatest competitive strength is our people. They deliver on our brand promise every single day through their passion, drive and resourcefulness. And they are the ones who are responsible for the achievements of the past year, and who will take those achievements and build on them, keeping the company on the path to success.
JOSÉ BOISJOLI
President and Chief Executive Officer

Can-am

ADVENTURE BY DESIGN

WE ARE DEFINED BY OUR PASSION, INGENUITY, TRUST AND DRIVE.

Global leader in the world of powersports vehicles and propulsion system built over **75 years of ingenuity and intensive consumer focus.**

A stand-alone company since 2003

8 ICONIC BRANDS

ski-doo · LYNX · SEA-DOO · can-am
ROTAX · EVINRUDE · ALUMACRAFT · Manitou

Company overview

$5.2B
ANNUAL SALES

12,500+
DRIVEN, RESOURCEFUL EMPLOYEES WORLDWIDE

120+
COUNTRIES WHERE OUR PRODUCTS ARE AVAILABLE

TSX: DOO / NASDAQ: DOOO

7

FINANCIAL HIGHLIGHTS

FISCAL YEAR 2019

REVENUE BASE BY CATEGORY

At 31/01/19



42.7% YEAR-ROUND PRODUCTS

34.4% SEASONAL PRODUCTS

13.5% POWERSPORTS PAC AND OEM ENGINES

9.4% MARINE

REVENUE BASE BY GEOGRAPHY

At 31/01/19



53.7% UNITED STATES

30.2% INTERNATIONAL

16.1% CANADA

TOTAL REVENUES

CA$ millions
At 31/01/19

CAGR* 10%



3,525
3,829
4,172
4,453
5,244
15
16
17
18[2]
19

NET INCOME

CA$ millions
At 31/01/19



70.1
51.6
257.0
239.1
227.3
15
16
17
18[2]
19

NORMALIZED EBITDA[1]

CA$ millions
At 31/01/19

CAGR* 12%



421.3
460.0
502.7
536.2
655.9
15
16
17
18[2]
19

SHARE PRICE

DOO MONTHLY CLOSING PRICE IN CA$



$44.99
FEBRUARY 2018
March
April
May
June
July
August
September
October
November
December
$37.82
JANUARY 2019

NORMALIZED EARNINGS PER SHARE – DILUTED[1]

CA$
At 31/01/19

CAGR* 17%



1.65
1.71
1.96
2.27
3.10
15
16
17
18[2]
19

EARNINGS PER SHARE – DILUTED[1]

CA$
At 31/01/19

CAGR* 40%



0.59
0.44
2.27
2.21
2.28
15
16
17
18[2]
19

DOO PERFORMANCE OVER THE LAST YEARS

CA$



$100.00
$130.28
$115.24
$100.70
$122.28
$237.91
$177.94
BRP
S&P/TSX
$100.00
$107.56
$101.86
$72.19
$120.84
$125.28
$122.05
2013
2014
2015
2016
2017
2018
2019

[1] See Non-IFRS measures section on p. 22-23.
[2] Restated to reflect the adoption of *IFRS 15 "Revenue from contracts with customers"* and *IFRS 9 "Financial instruments"* standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.
* Compound Annual Growth Rate since 31 January 2015.

9

OUR P R O D U C T L I N E S

POWERSPORTS
YEAR-ROUND PRODUCTS

can-am

Year-round products balance out our portfolio. They extend the BRP experience: to work as well as play, to many different parts of the world, and to different types of customers. Our On-Road products are unique and game-changing. Our Off-Road products are proving time and again that they are world class.

CAN-AM

The brand behind our year-round lineup has been introducing revolutionary products. Its firsts include the Spyder, the two-seater ATV, and the Maverick X ds Turbo, the first side-by-side vehicle to come with a turbo straight from the manufacturer. This year, On-Road saw another first to market with the Can-Am Ryker. And Off-Road continued to dominate the performance category with the Maverick X3, securing first, second, third, and fourth place positions in the grueling Dakar Rally.

Can-Am On-Road

» The Can-Am Ryker is disrupting the entire on-road industry with its incredible entry-level affordability, ease of riding, and customization.

» **Can-Am is #1 in market share for 3-wheel vehicles in North America, and #7 worldwide for motorcycling in general.**

» Expansion of Can-Am Rider Education: BRP now has 175 3-wheel vehicle school partners, where more than 11,000 people have obtained their licence.

Can-Am Off-Road

» **New Can-Am Maverick Sport and Maverick Sport MAX side-by-side vehicles bring thrilling performance to 60-in trail class.**

» Bold specialty packages introduced for SSV, designed to overcome challenging terrain: mud X mr and rock-crawling X rc.

» Redesigned Outlander ATV heightens adventure with top-tier performance, world-class handling, incredible design, and friendlier price tag.

12 BRP – 2019 ANNUAL REVIEW

MARKET GLOBAL SALES AT JANUARY 31, 2019 GLOBAL SALES VS FY20181
2,240.6 +CA$ MILLIONS 23.8%
INDICATORS
CSR
» Launch of Ryker – BRP’s first vehicle developed with an eco-design concept: When our team designed the Ryker, they worked to exceed the most stringent emissions standards. Engineers paid attention to the environmental impact of vehicles by integrating eco-design principles into their design. In February 2019, the team’s effort were recognized by the Ordre des Ingénieurs du Québec for its innovative approach.
1 Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019. 13

POWERSPORTS
S E A S O N A L P R O D U C T S
ski-doo
LYNX
seadoo
This is where it all began. These are the products that launched BRP, and they will always hold an extra special place in our heart. For many of our engineers and other employees, they are also the products we grew up on and continue to ride. Our ongoing innovation in this category upholds our deep-rooted pride.
SKI-DOO
The brand that gave birth to the BRP adventure, Ski-Doo was the world’s first recreational snowmobile. After creating an entirely new category, it has continued to innovate for the past 60 years, giving families and sports enthusiasts alike unprecedented access to winter fun. This year was no exception:
» Introduction of a new turbocharged engine, new 600-cc direct injection 2-stroke engine, more Rev Gen4 models and advanced helmets.
» Ski-Doo reached a record high market share in North America (47.9% +1.3pp).
» Ski-Doo product introductions helped generate growth in key segments: +12.5% in Utility segment and +10.2% in Crossover.
» Ski-Doo had an unprecedented snowcross racing season, leading most national championships from grassroots all the way up to pro classes.
LYNX
Europe’s best-selling snowmobile, especially adapted to demanding Nordic conditions, Lynx has been helping Scandinavians negotiate and embrace their harsh winters since 1967:
» Launch of the Radien-X platform, very well received by the market.
» Record high market share for Lynx in Scandinavia – up from 34% to 34.5% – thanks to the outstanding line-up and new platform.
» Record high wholesale volume for Lynx: growth of +17.8%.
SEA-DOO
Another industry first, Sea-Doo celebrated its half century in 2018. Since its launch, it has been regularly redefining the watercraft industry, making it quieter, cleaner and more personalized. This year, it set its sights on a completely new type of user:
» #1 worldwide, with record high market share and strong retail growth – total number of Sea-Doo 2018 models is 24.
» Global watercraft industry grew by 7% – compound annual growth rate is 10% since launch of SPARK in 2014.
» Sea-Doo’s position as innovation leader solidified
– SPARK showed continued growth thanks to the strong momentum of the TRIXX package.
» We launched the revolutionary new three-seater platform on GTX, WAKE PRO, and RXT models as well as the groundbreaking and NMMA innovation award-winning FISH PRO model.
14 BRP – 2019 ANNUAL REVIEW

MARKET GLOBAL SALES AT JANUARY 31, 2019 GLOBAL SALES VS FY20181
1,803.5 CA$ MILLIONS +16.1%
INDICATORS
CSR
SKI-DOO LYNX SEA-DOO
» Launch of the new 125HP Rotax 600R E-TEC » Recycling rate of 99.98% at BRP Finland » Sea-Doo celebrated and supported Earth Day by engine, that delivers 30% more dynamic response – all-time best result, due to recycling of food launching Sea-Doo Clean Sea project – a shoreline/ and five more HP than its predecessor – with package plastic and improved collection island clean-up effort in two Florida locations: the same fuel and oil economy as the 600 H.O. of combustible waste and energy waste. Miami Marine Stadium in Miami and Maximo E-TEC. Park in St. Petersburg. This clean-up effort was to help keep waterways trash-free so that all can enjoy the beauty of nature.
1 Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019. 15

P O W E R S P O R T S P A C A N D O E M E N G I N E S
Our parts, accessories and clothing (PAC), as well as our Rotax engines, are designed to enhance the BRP experience for our customers. PAC also builds our brands, while Rotax, manufactured in Austria and Mexico, multiplies our possibilities. These complementary yet diversified product ranges contribute to stability in our profitability.
POWERSPORTS PAC
We sell a broad range of parts, accessories and clothing to complement each of our product lines, providing a stable revenue stream with high profit margins and increased brand exposure. This year alone, we introduced over 450 new accessories to complement our different product lines and improve the riding experience of our consumers:
» International PAC sales grew 13.4% and now account for approximately one third of all BRP PAC Sales.
» Off-Road Vehicles PAC sales grew almost 15% and now account for approximately one third of all BRP PAC sales.
» Accessory line-up includes industry leading products like the Ski-Doo/Lynx Oxygen Helmet, Can-Am Industry’s First PowerFlip Windshield and Apache Backcountry Tracks, BRP Audio-Portable System for Sea-Doo, and a Ryker accessory line-up that allows for up to 75,000 unique customization possibilities.
» We now offer more than 150 LinQ accessories covering our five powersports product lines, and this number continues to increase. LinQ is a tool-less system for near-instant installation and removal of accessories.
ROTAX
The original power behind the first Ski-Doo, Rotax engines form the heart of every BRP powersports vehicle, as well as karts, light and ultralight aircraft. Over the past 50 years, the Austria-based facility has developed over 350 engine models, that contribute daily to the BRP experience in multiple ways:
» In December, the 9-millionth Rotax engine came-off the production line – it was the 1403, that really gets the Can-Am Spyder F3 going and makes riders’ hearts beat faster.
» In the snowmobile segment, we are currently leading in market share and on the race track with Pro, Pro Lite and Women’s championships – previously released 600 E-TEC, 600RS E-TEC and 850 E-TEC are major contributors to this success due to their power, throttle response, fuel consumption and reliability.
» Awarded Best Powertrain for the Rotax 915 iS aircraft engine by German aviation magazine “Aerokurier” at the AERO Friedrichshafen, the largest tradeshow for general aviation in Europe.
16 BRP – 2019 ANNUAL REVIEW

MARKET GLOBAL SALES AT JANUARY 31, 2019 GLOBAL SALES VS FY20181
707.5 CA$ MILLIONS +7.2%
INDICATORS
CSR
» Every year, about 20 young people start their apprenticeship at BRP-Rotax. They are trained in BRP-Rotax’s own apprentice shop, in the RIC (Regional Innovation Centre). In July, BRP-Rotax apprenticeships marked 800 days accident-free.
1 Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019. 17

MARINE
EVINRUDE
ALUMA Craft
manitou
More and more, consumers buy their boats and engines as a package. Incorporating renowned leisure craft experts, alongside our Evinrude outboard motors, in the new BRP Marine group, was a logical move. Even more so when you know that people who enjoy spending time on the water are highly likely to be powersports enthusiasts too.
EVINRUDE
The oldest brand in the BRP portfolio, Evinrude invented the outboard motor. In its history of more than a century, it has continued to push back the frontiers of on-water propulsion, in mechanics, in power, in fuel efficiency, and in protection of the environment. This year saw some of those efforts recognized:
» Evinrude inducted into Space Technology Hall of Fame for our role in commercializing high-strength, wear-resistant aluminum alloy (NASA 398), using it for our E-TEC engine, the most fuel-efficient outboard engines on the market and first winner of the EPA Clean Air Excellence Award.
» Evinrude E-TEC becomes the only full range of two-stroke outboards certified by the Australian emissions standards.
» Opening of BRP Evinrude Technology Institute to enable the marine industry’s next generation of new talent to develop the skills they need.
ALUMACRAFT
The first of 2018’s new additions to the BRP family, the Alumacraft brand is built on nearly 75 years of creating memories among friends and family, and fishing. Its arrival signalled the creation of the Marine group, and several initiatives began to cement the relationship in the minds of market players:
» Re-launch of Shadow series of competitor deep-V multi-species fishing boats, garnering great reviews from dealers and consumers alike, and excitement and orders at Boat Shows, as well as attempts by competitors to mimic the iconic Alumacraft style.
» Factory rigging of Evinrude Motors, building on the new relationship with BRP, provided dealers with more piece of mind. Early response from Alumacraft/Evinrude dealers has been positive, with many Alumacraft dealers increasing their purchase of Alumacraft/Evinrude packages and many more dealers considering Evinrude as a strong option for their Alumacraft boats going forward.
MANITOU
The newest member of the BRP family, Manitou has upped the game in pontoon boats time and time again over its more than three decades. Combining performance with the comfort pontoons are known for, it refreshed and streamlined during the year:
» Refreshed XT and LT model lineup with new interior design, including a companion helm providing more storage and cupholders, and new furniture upholstery in refined, geometric style, with colour options including bold black cool-touch vinyl and silver powder-coat.
» Updated upholstery and helms for our Encore and Oasis lineup, with simple design and contrasting material textures for Oasis, and softer leather, quilting, a hint of colour, and digital display standard for improved luxury appeal for Encore.
» Our Billet Transom System became standard on all dual-engine models, reducing weight, increasing strength and durability, and better aligning engines – this system is a combination of several components machined to nest together, improving accuracy of the part and efficiency in welding.
18 BRP – 2019 ANNUAL REVIEW

MARKET GLOBAL SALES AT JANUARY 31, 2019 GLOBAL SALES VS FY20181
492.2 CA$ MILLIONS +14.8%
INDICATORS
CSR
EVINRUDE ALUMACRAFT MANITOU
» Sturtevant facility received the Green Masters » Alumacraft was recognized by the NMMA as » Manitou has been recognized by the National Award and the Business Friend of the Environment a Customer Service Index Award winner for Marine Manufacturers Association (NMMA) Award for a second year in a row. Excellence in Customer Satisfaction at the with an 18th consecutive CSI award for their Miami International Boat Show. exceptional customer service.
1 Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019. 19

C O R P O R A T E
S O C I A L
R E S P O N S I B I L I T Y
BRP aims to be recognized as a worldwide sustainable innovation leader.
OUR CSR PROGRAM IS BUILT ON SIX PILLARS
GOVERNANCE » ENVIRONMENT » EMPLOYEES » PRODUCT RESPONSIBILITY SUPPLY CHAIN MANAGEMENT » ROLE IN THE COMMUNITY
FY2019 HIGHLIGHTS
» Our Valcourt facility received the Quebec Eastern Townships Environmental Excellence Award in October 2018 for the installation of its new dust extractor. It replaces 16 dust units with one variable unit, saving more than 175,000 m3 of natural gas and more than 900,000 kWh of electricity. (picture 2)
» Our Mexican facilities received several awards, confirming their commitments to sustainability efforts, involvement in the community and dedication to improving health, education and well-being. (picture 4)
» In Mexico, BRP is ranked among the 30 best companies to work for, with over 3,000 employees.
» For the third time, our Gunskirchen facility received the klima:aktiv Award from the Ministry of Environment for its continuous efforts and investments in energy efficiency. (picture 1)
» For the second time, our Gunskirchen facility also received the Upper Austrian Gutesiegel Award for its outstanding promotion of health in the workplace. (picture 3)
20 BRP – 2019 ANNUAL REVIEW

FINANCIAL SECTION

RECONCILIATION TABLES

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

		Twelve-month periods ended	
(in millions of Canadian dollars)	January 31, 2019	January 31, 2018	January 31, 2017
		Restated[2]	
Net income	**$227.3**	$239.1	$257.0
Normalized elements			
Foreign exchange (gain) loss on long-term debt	**69.8**	(53.3)	(82.0)
Transaction costs and other related expenses[3]	**2.7**	--	--
Restructuring and related costs (reversal)[4]	**1.3**	2.9	(1.1)
Loss on litigation[5]	**1.3**	5.9	70.7
Transaction costs on long-term debt	**8.9**	2.1	--
Pension plan past service gains	**(1.4)**	--	(6.3)
Depreciation of intangible assets related to business combinations	**1.2**	--	--
Other elements	**1.3**	1.5	2.7
Income tax adjustment	**(3.8)**	47.3	(19.0)
Normalized net income[1]	**308.6**	245.5	222.0
Normalized income tax expense[1]	**105.4**	90.2	89.1
Financing costs adjusted[1,6]	**68.0**	53.5	60.0
Financing income adjusted[1,6]	**(2.2)**	(2.2)	(1.5)
Depreciation expense adjusted[1,7]	**176.1**	149.2	133.1
Normalized EBITDA[1]	**$655.9**	$536.2	$502.7
Weighted average number of shares – basic	**98,291,845**	106,961,014	112,946,239
Weighted average number of shares – diluted	**99,588,888**	107,917,087	113,205,095
Earnings per share – basic	**$2.31**	$2.23	$2.28
Earnings per share – diluted	**2.28**	2.21	2.27
Normalized earnings per share – basic[1]	**3.14**	2.29	1.97
Normalized earnings per share – diluted[1]	**3.10**	2.27	1.96

[1] See "Non-IFRS Measures" section.
[2] Restated to reflect the adoption of *IFRS 15 "Revenue from contracts with customers"* and *IFRS 9 "Financial instruments"* standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.
[3] Costs related to business combinations.
[4] The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.
[5] The Company is involved in patent infringement litigation cases with one of its competitors.
[6] Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.
[7] Adjusted for depreciation of intangible assets acquired through business combinations.

22 BRP – 2019 ANNUAL REVIEW

INFORMATION FOR INVESTORS Stock Exchange Information BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under the symbol ‘’DOO’’ and on the Nasdaq Global Select Market under the symbol ‘’DOOO’’. Dividend Payments for FY2019 RECORD DATE PAYABLE AMOUNT March 29, 2019 April 12, 2019 $0.10 December 28, 2018 January 11, 2019 $0.09 September 28, 2018 October 12, 2018 $0.09 June 29, 2018 July 13, 2018 $0.09 March 30, 2018 April 13, 2018 $0.09 Research Coverage1 BMO Capital Markets • Canaccord Genuity • CIBC World Markets • Citigroup • Desjardins Securities • GMP Securities • Morningstar • National Bank Financial • RBC Capital Markets • Robert W. Baird & Co. • UBS • Wells Fargo 1 Analyst coverage known to the Company as of March 31, 2019. FORWARD-LOOKING STATEMENTS Certain information included in this Annual Review, including, but not limited to, statements relating to our Fiscal Year 2021 objectives (including revenues and Normalized earnings per share), and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the powersports or marine industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below. NON-IFRS MEASURES This Annual Review makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share. Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt Fiscal Year 2020 Tentative Earnings Calendar First Quarter: Thursday, May 30, 2019 Second Quarter: Thursday, August 29, 2019 Third Quarter: Wednesday, November 27, 2019 Fourth Quarter: Friday, March 20, 2020 Issued and Outstanding Shares As of April 17, 2019, there were 42,541,023 Subordinate Voting Shares and 54,101,384 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding. Annual Shareholders’ Meeting The meeting will be held at 11 a.m. Eastern Time on May 30, 2019 at the Laurent Beaudoin Centre for Design and Innovation, 754 rue St-Joseph, Valcourt, Québec, J0E 2L0. Information Requests Analysts, shareholders and interested investment professionals may direct their business-related inquiries to: Investor Relations Department: BRP Inc., 726 St-Joseph, Valcourt, Québec, Canada J0E 2L0, T +1 (450) 532-2211, ir@brp.com KEY ASSUMPTIONS The Company made a number of economic and market assumptions in preparing its Fiscal Year 2021 objectives financial guidance, including assumptions regarding the performance of the economies in which it operates, market competition, tax laws applicable to its operations and foreign exchange currency fluctuation. The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s most recent Annual Information Form filed with the Canadian Securities Administrators (available at sedar.com) and on Form 40-F with the Securities and Exchange Commission in the United States (available at https://www.sec.gov/); impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in denominated in U.S. dollars. Other elements, such as restructuring costs and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results. The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital Shareholder Services For shareholder-related services, including estate change of name or address, stock, transfers, settlement, lost stock certificates and duplicate mailings, please contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Ontario, Canada M5J 2Y1, T +1 (866) 245-4053, investorcentre.com/service For more information To view the Company’s Annual Review and related financial information, to learn more about the products, to download product brochures or to find dealer locations, please visit the Company’s website at brp.com. AN ONLINE VERSION OF THIS ANNUAL REVIEW IS AVAILABLE AT BRP.COM product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group) and Bain Capital Luxembourg Investments S. ŕ r. l. (Bain Capital); and future sales of BRPs shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. The forward-looking statements contained in this Annual Review are made as of the date of this Annual Review and BRP undertakes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event that BRP does update any forward-looking statement, no inference should be made that BRP will make additional updates with respect to that statement, related matters, or any other forward-looking statement. requirements and, also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of the MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented for the fiscal year ended January 31, 2019 by the Company to the most directly comparable IFRS measure. © BRP 2019. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. † All other trademarks are the property of their respective owners. Please ride responsibly. The information contained in this Annual Review was established as of May 1, 2019. Legal deposit Bibliothèque nationale du Québec 2019 Printed in Canada May 2019

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